Filed Pursuant to Rule 433

Dated May 17, 2023

Registration Statement: No. 333-251156

The Charles Schwab Corporation

$1,200,000,000 5.643% FIXED-TO-FLOATING RATE SENIOR NOTES DUE 2029

$1,300,000,000 5.853% FIXED-TO-FLOATING RATE SENIOR NOTES DUE 2034

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Stable, A- / Stable, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	May 17, 2023

Settlement Date:	May 19, 2023 (T+2)

	5.643% Fixed-to-Floating Rate Senior Notes due 2029 (the “2029 Notes”)	5.853% Fixed-to-Floating Rate Senior Notes due 2034 (the “2034 Notes”)

Principal Amount:	$1,200,000,000	$1,300,000,000

Maturity Date:	May 19, 2029	May 19, 2034

Benchmark Treasury:	3.500% UST due April 30, 2028	3.375% UST due May 15, 2023

Benchmark Treasury Price / Yield:	99-18+/3.593%	98-08+/3.583%

Spread to Benchmark Treasury:	+205 bps	+227 bps

Yield to Maturity:	5.643%	5.853%

Public Offering Price:	100.000%	100.000%

Gross Proceeds to CSC:	$1,200,000,000	$1,300,000,000

Underwriting Discount per note paid by CSC:	0.600%	0.650%

Aggregate Underwriting Discount paid by CSC:	$7,200,000	$8,450,000

Net Proceeds to CSC (after the underwriting discount, but before deducting offering expenses):	$1,192,800,000	$1,291,550,000

Interest Rates:	The 2029 Notes will bear interest (i) during the 2029 Notes Fixed Rate Period at a fixed rate per annum equal to 5.643%, and (ii) during the 2029 Notes Floating Rate Period at a floating rate per annum equal to compounded SOFR in accordance with the provisions set forth in the preliminary prospectus supplement plus 2.210%.	The 2034 Notes will bear interest (i) during the 2034 Notes Fixed Rate Period at a fixed rate per annum equal to 5.853%, and (ii) during the 2034 Notes Floating Rate Period at a floating rate per annum equal to compounded SOFR in accordance with the provisions set forth in the preliminary prospectus supplement plus 2.500%.

Interest Reset Date:	May 19, 2028	May 19, 2033

Fixed Rate Period:	From and including the original issue date to but excluding the 2029 Notes Interest Reset Date	From and including the original issue date to but excluding the 2034 Notes Interest Reset Date

Floating Rate Period:	From and including the 2029 Notes Interest Reset Date to but excluding the 2029 Notes Maturity Date	From and including the 2034 Notes Interest Reset Date to but excluding the 2034 Notes Maturity Date

Interest Payment Dates:

Fixed Rate Period: Semi-annually in arrears on each May 19 and November 19, commencing on November 19, 2023 and ending on May 19, 2028

Floating Rate Period: Quarterly in arrears on August 19, 2028, November 19, 2028, and February 19, 2029; provided that the final interest payment will be made on the 2029 Notes Maturity Date

Fixed Rate Period: Semi-annually in arrears on each May 19 and November 19, commencing on November 19, 2023 and ending on May 19, 2033

Floating Rate Period: Quarterly in arrears on August 19, 2033, November 19, 2033, and February 19, 2034; provided that the final interest payment will be made on the 2034 Notes Maturity Date

Interest Payment Determination Date:	The date two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) preceding each Floating Rate Period interest payment date	The date two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) preceding each Floating Rate Period interest payment date

Optional Redemption: Make-Whole Call:	On or after November 15, 2023 and prior to the 2029 Notes Interest Reset Date, CSC may redeem some or all of the 2029 Notes at any time at a redemption price equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on the 2029 Notes Interest Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less interest accrued to the date of redemption; and (b) 100% of the principal amount of the 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.	On or after November 15, 2023 and prior to the 2034 Notes Interest Reset Date, CSC may redeem some or all of the 2034 Notes at any time at a redemption price equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Notes matured on the 2034 Notes Interest Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less interest accrued to the date of redemption; and (b) 100% of the principal amount of the 2034 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	In whole but not in part on the 2029 Interest Reset Date, or on or after April 19, 2029 (one month prior to the 2029 Notes Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.	In whole but not in part on the 2034 Interest Reset Date, or on or after February 19, 2034 (three months prior to the 2034 Notes Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 Notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	808513CD5 / US808513CD58	808513CE3 / US808513CE32

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital, Inc. Morgan Stanley & Co. LLC

Co-Managers:	BNY Mellon Capital Markets, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at

www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.